UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                AMENDMENT NO. 1
                                       TO
                                   FORM 10-SB

                          GENERAL FORM FOR REGISTRATION
                     OF SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                                Nu Electric Corp.
                 (Name of Small Business Issuer in its charter)

                                    Delaware
         (State or other jurisdiction of incorporation or organization)

                                   23-2426437
                     (I. R. S. Employer Identification No. )

                624 East Tarpon Avenue, Tarpon Springs, FL 34689
               (Address of principal executive offices) (Zip Code)

                                  (727)942-8938
                           (Issuer's telephone number)

     Securities to be registered pursuant to Section 12(b) of the Act: None

 Securities to be registered pursuant to Section 12(g) of the Act: Common Stock

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

                                TABLE OF CONTENTS

Part I
Item 1.  Description of Business..............................................3

Item 2.  Plan of Operation....................................................7

Item 3.  Description of Property..............................................7

Item 4.  Security Ownership of Certain Beneficial
         Owners and Management................................................8

Item 5.  Directors, Executive Officers, Promoters
         and Control Persons..................................................9

Item 6.  Executive Compensation..............................................10

Item 7.  Certain Relationships and Related Transactions......................10

Item 8.  Description of Securities...........................................10

Part II
Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters.........................12

Item 2.  Legal Proceedings...................................................13

Item 3.  Changes in and Disagreements with Accountants.......................13

Item 4.  Recent Sales of Unregistered Securities.............................13

Item 5.  Indemnification of Directors and Officers...........................14

Part F/S
Financial Statements.........................................................15

Part III
Item 1.  Index to Exhibits...................................................

Item 2.  Description of Exhibits.............................................

Signatures...................................................................


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

THIS REGISTRATION STATEMENT CONTAINS CERTAIN FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES REFORM ACT OF 1995. THE REGISTRANT INTENDS THAT SUCH FORWARD LOOKING STATEMENTS BE SUBJECT TO THE SAFE HARBORS CREATED THEREBY. THESE FORWARD LOOKING STATEMENTS INCLUDE STATEMENTS REGARDING (I) THE REGISTRANT'S RESEARCH AND DEVELOPMENT PLANS, MARKETING PLANS, CAPITAL AND OPERATIONS EXPENDITURES, AND RESULTS OF OPERATIONS; (II) POTENTIAL FINANCING ARRANGEMENTS; (III) POTENTIAL UTILITY AND ACCEPTANCE OF THE REGISTRANT'S EXISTING AND PROPOSED PRODUCTS; AND (IV) THE NEED FOR, AND AVAILABILITY OF, ADDITIONAL FINANCING.

THE FORWARD LOOKING STATEMENTS INCLUDED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND INVOLVE A NUMBER OF RISKS AND UNCERTAINTIES. THESE FORWARD LOOKING STATEMENTS ARE BASED ON ASSUMPTIONS REGARDING THE REGISTRANT'S BUSINESS AND TECHNOLOGY WHICH INVOLVE JUDGMENTS WITH RESPECT TO, AMONG OTHER THINGS, FUTURE SCIENTIFIC, ECONOMIC, REGULATORY AND COMPETITIVE CONDITIONS, AND FUTURE BUSINESS DECISIONS, ALL OF WHICH ARE DIFFICULT OR IMPOSSIBLE TO PREDICT ACCURATELY AND MANY OF WHICH ARE BEYOND THE CONTROL OF THE REGISTRANT. ALTHOUGH THE REGISTRANT BELIEVES THAT THE ASSUMPTIONS UNDERLYING THE FORWARD LOOKING STATEMENTS ARE REASONABLE, ANY OF THE ASSUMPTIONS COULD PROVE INACCURATE AND, THEREFORE, ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE SET FORTH IN THE FORWARD LOOKING STATEMENTS. IN LIGHT OF THE SIGNIFICANT UNCERTAINTIES INHERENT IN THE FORWARD LOOKING INFORMATION CONTAINED HEREIN, THE INCLUSION OF SUCH INFORMATION SHOULD NOT BE REGARDED AS ANY REPRESENTATION BY THE REGISTRANT OR ANY OTHER PERSON THAT THE OBJECTIVES OR PLANS OF THE REGISTRANT WILL BE ACHIEVED.

References in this registration statement to "We," "Us," or the "Company" refer to Nu Electric Corporation, as well as their subsidiaries and predecessors.

                                     PART I

Item 1. Description of Business.
(a)      Business Development.
         We were incorporated as Escalator, Inc. under the General Corporation Laws of the State of Delaware on April 17, 1986. On June 3, 1986, Lone Pine Resources, Inc. was merged with our Company through a reverse merger whereby the shareholders of Lone Pine Resources, Inc. received an equal number of shares in Escalator, Inc. Lone Pine Resources, Inc. was incorporated under the laws of Utah on June 23, 1983.

         We conducted operations through our two wholly-owned subsidiaries Escalator Securities, Inc. and Escalator Investments, Inc., both Pennsylvania corporations. Escalator Investments, Inc. was incorporated in the State of Pennsylvania on August 15, 1984

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

         and conducted financial planning activities through approximately 1992 as a Registered Investment Advisor under the Investment Advisors Act of 1940. Since 1992, Escalator Investments, Inc. has had no operations.

         Escalator Securities, Inc. was incorporated in the State of Pennsylvania on August 22, 1985, and conducted business as a registered broker-dealer under the Securities Exchange Act of 1934 and the Pennsylvania Securities Act of 1972 until 1997. On December 31, 1997, Escalator Securities, Inc. was closed by the National Association of Securities Dealers. Since this date, Escalator Securities, Inc. has had no operations.

         On July of 1990, we acquired Frank Communications Corp., a Pennsylvania corporation incorporated on May 30, 1989, which was in the business of financial public relations. In consideration of this acquisition, we paid $1,000.

         On June 30, 1997, we transferred our holdings in Escalator Securities, Inc. to Escalator Investments, Inc. pursuant to the terms of an Agreement and Plan of Spinoff. On December 31, 1997, Escalator Securities, Inc. was closed by the National Association of Securities Dealers.

         On April 22, 1998, we changed our name to Nu Electric Corporation. On June 30, 1999, we acquired Clean Water Technologies, Inc. (hereinafter "Clean Water"), a Florida limited liability company, through an agreement and plan of merger whereby all of the outstanding and issued shares of Clean Water were exchanged for shares of Nu Electric. Pursuant to this agreement, we acquired all of the assets of the business of Clean Water.

         We have not been a party to any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

(b)      Business of Issuer.
         (1)      Principal products or services and their markets.
                  We currently have no products, services or revenues. We plan to focus our efforts on sub-licensing environmentally friendly technology developed by third parties. We have developed no criteria for identifying such technology or for the identification of sub-licensees of such technology. There can be no guarantee that we will be able to locate and obtain licenses to such technology or such sub-licensees.

                  If we are able to obtain licenses for the use of technologies, we plan to sub-license such technology to third parties. If we are able to locate sub-licensees, and such sub-licensees are subsequently able to locate applications for the technology, we plan to obtain royalty fees on the use of the licensed technology. There can be no assurance that, if we obtain licenses to environmentally friendly technologies, we will be able to locate entities with the requisite knowledge and experience to arrange application of such technology. Further, there is no guarantee that if located, we will be able to enter into licensing agreements with favorable terms, if

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

                  at all. If we are unable to acquire rights to technology or sub-license such technology to qualified entities, if obtained, it may have a materially adverse effect on our business and operations.

                  In our acquisition of Clean Water, we acquired a license to technology related to the removal of arsenic from water. We plan to sub-license this technology to parties with the requisite experience and knowledge to arrange for its technological application. We are currently awaiting patent approval of this technology, but there can be no assurance that a patent will be granted. Even if a patent is granted, there is no guarantee that we will be able to sub-license this technology to a third party. If patent approval is not granted, it may make it difficult, if not impossible, for us to sub-license our current licensed technology.

         (2)      Distribution methods of the products or services.
                  We have no products or services to be distributed. As of the date of this registration statement, we have no plans for distribution of any products or services that we may develop in the future.

         (3)      Status of any publicly announced new product or service.
                  We currently have no new products or services that have been publicly announced.

         (4) Competitive business conditions and the small business issuer's competitive position in the industry and methods of competition.
                  In our search for technology and qualified parties to apply such technology, we will compete with entities having significantly greater financial and other resources than that of the company. There can be no assurance that we will be able to compete effectively with such entities. Further, we will compete with our own potential sub-licensees for the location and acquisition of environmentally friendly technologies. Our failure to effectively compete with such entities could have a materially adverse effect on our business and operations.

         (5) Sources and availability of raw materials and the names of principal suppliers.
                  We have no arrangements for raw materials or suppliers.

         (6)      Dependence on one or a few major customers.
                  We have no customers.

         (7)      Intellectual Property.
                  Through our acquisition of Clean Water, we acquired an exclusive license for a process to remove arsenic from drinking water. More specifically, the technology is a method of removing arsenic species from an aqueous liquid using modified zeolite materials. This agreement is for a period of the longer of twenty years or the patent expiration. Although we are the exclusive licensee of this technology, the owners of the technology are permitted by the agreement to infringe upon our

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

                  exclusive rights in the case of our insolvency, bankruptcy, dissolution, breach or similar occurrence. In addition, we are required to carry product liability insurance coverage in an amount sufficient to cover claims arising from the use of the Clean Water technology.

                  In consideration for this exclusive license, Clean Water paid seven-hundred thousand (700,000) shares of their common stock as the initial license fee for this technology. Further, we must pay two percent (2%) of revenues earned from the use of this technology. This percentage is subject to the following minimum royalty schedule:

                        First 24 months                                 $0
                        End of year three                               $5,000
                        End of year four                                $6,000
                        End of year five                                $7,200
                        End of year six                                 $8,640
                        End of year seven and each year thereafter      $10,368

                  Two patent applications (Numbers 60/036,704 and 90/016,126) for this technology have been filed with the United States Patent and Trademark Office, by inventor Dr. Dagmar Bonnin. These are both pending applications, and there is no guarantee that patents for these applications will be granted.

                  As of the date of this registration statement, we currently have no patents, trademarks, franchises, concessions, royalty agreements or labor contracts.

         (8) Need for any government approval of principal products or services. We are not in need of governmental approval, as we have no products or services.

         (9) Effect of existing or probable governmental regulations on the business. Although we have no operations which are currently affected by governmental regulation, we feel that the following may be of importance, if we attempt to utilize our license for the technology to remove arsenic from water.

                  Environmental Protection Agency ("EPA") established the current maximum contaminant level (MCL) for arsenic, 50 micrograms per liter (ug/L) or parts per billion (ppb), in 1975. This drinking water standard is based on the standard set by the Public Health Service in 1943.

                  In 1996, Congress established certain requirements the EPA must meet in designating a new standard for arsenic. These requirements have shaped the agency's strategic approach. The EPA will use peer-reviewed health effects research to meet the statutory deadlines, along with studies of treatment, analytical methods, occurrence, and cost-benefits, and will identify affordable small system technologies. Results of focused long-term arsenic research efforts

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

                  will be considered in future reviews of the MCL, which will be evaluated at least every 6 years, as appropriate, as required by the 1996 amendments.

                  Proposed new standards on arsenic are to be publicly released on January 1, 2000 and finalized by January 1, 2001. These standards will dictate the parameters within which our company may be able to proceed in developing an area of operations.

                  Further, if we are able to acquire other environmentally friendly technologies in the future, of which there can be no assurance, we will likely be affected by regulations similar to those discussed above. Our failure to develop awareness on all regulations relating to technologies, which we may seek to acquire, could result in obsolescence of licenses obtained by us. Such obsolescence could have a materially adverse effect on our business and operations.

         (10) Research and Development in the last two fiscal years. As of the date of this registration statement, no amount has been spent on research and development.

         (11) Costs and effects of compliance with environmental laws. We anticipate that the nature of our business will surround compliance with environmental laws. We plan to acquire technology based on compliance with the environmental law standards. Since these standards will likely change regularly in the future, we will incur expenses in seeking technology which compliments such standards. Our failure to acquire technologies, which comply with environmental law regulations, could have a materially adverse effect on our operations.

         (12) Number of total employees and number of full time employees. We currently have two total and full-time employees. There are no employment or collective bargaining agreements in place.

Item 2. Plan of Operation.
We are currently unable to satisfy our cash requirements without the financial support of our management. We anticipate that we will meet our cash requirements for the foreseeable future through financial support of our management. Eventually, we may seek to raise additional funds. We have not yet determined if or how we plan to obtain these additional funds.

We plan to acquire existing technology, which has already been fully developed. Consequently, we do not anticipate significant research and development expenses over the next twelve months. We do not expect to purchase or sell any plant and significant equipment or make any significant changes in the number of employees over the next twelve months.

Item 3. Description of Property.
Our offices are located at 624 East Tarpon Avenue, Tarpon Springs, Florida. The space is approximately 1500 square feet and is leased by Wall Street Communications, Inc., a sub-chapter

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

S corporation controlled by the Scalas, at a monthly rent of $1100.00. We do not own any significant real or personal property.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a)      Security Ownership of Certain Beneficial Owners

Title of          Name & Address of                  Amount & Nature                       Percent
Class             Beneficial Owner..                 of Ownership                          of Class
----------------------------------------------------------------------------------------------------
Common            Howard & Laurie Scala              1,596,340 Joint Tenancy                41.8%
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Howard & Laurie Scala              79,500 Indirect                         2.1%
                  Wall Street Communications
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Howard Scala / IRA                 202,480 Direct                          5.3%
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Laurie Scala /IRA                  45,970 Direct                           1.2%
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Laurie Scala C/F                   33,230 Direct                           0.9%
                  Matthew & Jeffrey Scala
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Clifford Gross                     753,424 Direct                         19.7%
                  Utek, LLC
                  202 South Wheeler Street
                  Plant City, Florida  33566

(b)      Security Ownership of Management

Title of          Name & Address of                    Amount & Nature                      Percent
Class             Beneficial Owner                     of Ownership                         of Class
-----------------------------------------------------------------------------------------------------
Common            Howard & Laurie Scala              1,596,340 Joint Tenancy                 41.8%
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Howard & Laurie Scala              79,500 Indirect                          2.1%
                  Wall Street Commmunications
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Howard Scala / IRA                 202,480 Direct                           5.3%
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Laurie Scala /IRA                  45,970    Direct                         1.2%


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

                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
Common            Laurie Scala C/F                   33,230  Direct                           0.9%
                  Matthew & Jeffrey Scala
                  624 East Tarpon Avenue
                  Tarpon Springs, FL  34689
----------------------------------------------------------------------------------------------------------
TOTAL             Howard & Laurie Scala              1,957,520 shares                        51.3%


(c)      Changes in Control.
         There are currently no arrangements which may result in a change of control of the Company.

Item 5. Directors and Executive Officers, Promoters and Control Persons.
(a)      Officers and Directors.
         The following chart sets forth information on our officers and directors:

Name                  Age                         Title(s)                            Term of Office
----------------------------------------------------------------------------------------------------------
Laurie C. Scala       47           President, Secretary/Treasurer, & Director      July 1, 1998 to present
Howard A.Scala        45           Vice President & Director                       July 1, 1998 to present

         Our Bylaws require that we have a minimum of one director. Directors are elected at our annual meeting to be held on the second Monday of each September or at a time as soon thereafter as is convenient, at a time to be fixed by the Board of Directors. Directors shall serve until their successors are duly elected or appointed. A vacancy on the Board of Directors may be filled by a majority vote of the remaining directors.

         Our Bylaws provide for a minimum of the following officers: President, Treasurer and Secretary. These officers are to be elected by the Board of Directors at the first Board meeting following the annual meeting. Other officers may be appointed by the Board at any time, and the Board may fill any vacancies.

         Laurie C. Scala is a graduate of Douglas College in Communications (B.A. 1975). She began her brokerage career as a registered representative of Merrill Lynch, Pierce, Fenner & Smith, Inc. in 1976. In 1980, she became a Vice President of Herzfeld & Stern, Inc. In 1982, Mrs. Scala assumed a position as Vice President of Thomson McKinnon Securities, Inc. In 1984, she left her former position to work at a partnership formed with her husband, Howard Scala, providing financial planning and brokerage services. Since its formation in 1986, Mrs. Scala has worked for the Company. She holds no other directorships in any reporting companies.

         Howard A. Scala is a graduate of Syracuse University School of Management in Marketing (B.S. 1973). He began his brokerage career as a registered representative of Merrill Lynch, Pierce, Fenner & Smith, Inc. in 1976. In 1980, he became a Vice President of Herzfeld & Stern, Inc. In 1982, Mr. Scala assumed a position as Vice President of Thomson McKinnon Securities, Inc. In 1984, he left his former position to work at a partnership formed with his wife, Laurie Scala, providing financial planning and brokerage services. Since its formation in 1986, Mr. Scala has worked for the Company. He holds no other directorships in any reporting companies.

(b)      Identify Significant Employees.
         We have no persons, not mentioned above, who are expected to make a significant contribution to our business.

(c)      Family relationships.
         Laurie and Howard Scala are husband and wife.

(d) Involvement in certain legal proceedings. As of December 31, 1997, Escalator Securities, Inc. was expelled as a broker-dealer from the National Association of Securities Dealers, and Howard Scala was barred as a broker.

         Other than the aforementioned, we have had no events that occurred during the past five years, including bankruptcies, criminal convictions or proceedings, court orders or judgments, that are material to an evaluation of the ability or integrity of any director, person nominated to become a director, executive officer, promoter or control person of our Company.

Item 6. Executive Compensation.

--------------------- -------- ---------- ---------- ------------------- ------------------ ----------------- ----------- ---------
 Name and Principle    Year    Salary     Bonus ($)     Other Annual        Restricted         Securities     LTIP        Other
      Position                    ($)                 Compensation ($)    Stock Award(s)       Underlying     Payouts       ($)
                                                                                ($)           Options (#)        ($)
--------------------- -------- ---------- ---------- ------------------- ------------------ ----------------- ----------- ---------
Laurie & Howard
Scala,                 1996        0          0              0                   0                 0              0          0
President & Vice       1997        0          0              0                   0                 0              0          0
President              1998        0          0              0               $187,500              0              0          0
respectively
--------------------- -------- ---------- ---------- ------------------- ------------------ ----------------- ----------- ---------

Item 7. Certain Relationships and Related Transactions.
There have been no transactions during the last two years, or proposed transactions, to which we were or are a party, in which any of our directors, executive officers, nominees for such positions, security holders or the families of such people had a material interest. We are not a subsidiary of any other company. We have not entered into any transactions with promoters.

Item 8. Description of Securities.
Common Stock.
In General. We are authorized to issue 50,000,000 shares of common stock with a par value of $0.002 each, of which have 3,814,572 common shares were outstanding as of September 30, 1999. All of the issued and outstanding common stock is fully paid and non-assessable.

Voting. Each share of our common stock entitles the holder thereof to one vote per share in the election of directors and in all other matters upon which stockholders are entitled to vote. The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares voting for the election of directors can elect all of the directors to be elected, if they so choose. In such event, the holders of the remaining shares will not be able to elect any of our directors. As of the date of this registration statement, Howard and Laurie Scala are the beneficial owners of 1,957,520 voting shares or approximately 51% of our outstanding voting stock. As the majority shareholders of the Company, the Scalas would be able to elect all of the Directors of the Company.

Dividends. Each share of common stock entitles the holder thereof to receive cash dividends as the Board of Directors may declare from funds legally available therefor. However, we have not declared any dividends to date and do not intend to declare any dividend on our common stock in the foreseeable future.

Rights. There are no preemptive rights with respect to the common stock. Upon liquidation, dissolution or winding up of the affairs of the Company, and after payment of creditors, the assets legally available for distribution will be divided ratably on a share-for-share basis among the holders of the outstanding shares of common stock.

Preferred Stock.
We are not authorized to issue any preferred stock at this time.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

(a)      Market information.
         Our common stock is traded on the NASDAQ Over the Counter Bulletin Board ("OTCBB") under the symbol NRGE. The following bid quotations have been reported for the period beginning January 1, 1997 and ended September 30, 1999:

                                                         Bid Quotations
                                                         --------------
         Period                                      High              Low
         ------                                      ----              ----
         Quarter Ended:
         March 31, 1997                              $5/8              $5/16
         June 30, 1997                               $1 3/8            $19/32
         September 30, 1997                          $1 1/8            $1/2
         December 31, 1997                           $11/16            $1/2

         Quarter Ended:
         March 31, 1998                              $3/8              $1/4
         June 30, 1998                               $1/2              $3/8
         September 30, 1998                          $17/32            $3/8
         December 31, 1998                           $23/32            $5/32

         Quarter Ended:
         March 31, 1999                              $11/16            $13/32
         June 30, 1999                               $1 7/8            $3/8
         September 30, 1999                          $1 1/16           $1/2

         Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission. Such quotes are not necessarily representative of actual transactions or of the value of our securities, and are in all likelihood not based upon any recognized criteria of securities valuation as used in the investment banking community.

         The Company has been advised that approximately seven member firms of the NASD are currently acting as market makers for the common stock. There is no assurance that an active trading market will develop which will provide liquidity for the Company's existing shareholders or for persons who may acquire common stock through the exercise of warrants.

(b)      Holders.

         As of September 30, 1999, there were approximately 113 holders of record of our 3,814,572 shares of common stock outstanding. Of these shares, 2,873,198 are restricted securities within the meaning of Rule 144(a)(3) promulgated under the Securities Act of 1933, as amended, because such shares were issued and sold by the Company in private transactions not involving a public offering. Certain of the shares of common stock are held in "street" name and may, therefore, be held by several beneficial owners. Our transfer agent is Fidelity Transfer Company located at 1800 South West Temple, Suite 301, Box 53, Salt Lake City, UT 84115.

         No prediction can be made as to the effect, if any, that future sales of shares of common stock or the availability of common stock for future sale will have on the market price of the common stock prevailing from time-to-time. Sales of substantial amounts of common stock on the public market could adversely affect the prevailing market price of the common stock.

(c)      Dividends.
         We have not paid a cash dividend on our common stock in the past two years. The payment of dividends may be made at the discretion of our Board of Directors and will depend upon, among other things, our operations, our capital requirements and our overall financial condition. As of the date of this registration statement, we have no intention to declare dividends.

Item 2. Legal Proceedings.
We are currently unaware of any pending legal proceeding or any proceeding contemplated by a governmental authority in which we may be involved.

Item 3. Changes in and Disagreements with Accountants.
In August 1998, we retained our current accountants, Acquavella, Chiarelli, Shuster & Co. We dismissed our previous accountant, Robert DiMarco, because the firm was understaffed. The dismissal was not due to any unfavorable report or disagreement. Further, the dismissal was not related to any advice or recommendations of the accountant. The change was made solely based on the fact that the Board of Directors felt that a larger firm may better meet the needs of our Company.

Item 4. Recent Sales of Unregistered Securities.
On January 13, 1997 we issued 3,000 shares of our common stock as an employee bonus. This transaction was made in reliance on the exemption from the registration requirements provided in section 4(2) of the Securities Act of 1933.

On June 30, 1997, we issued 306,000 shares of our common stock in the conversion of outstanding 10% convertible bonds. This transaction was made in reliance on the exemption from the registration requirements provided in section 4(2) of the Securities Act of 1933.

On March 2, 1998, we issued 3,000 shares of our common stock as an employee bonus. In addition, we issued 500,000 shares to Howard and Laurie Scala as compensation for services rendered on the same date. These transactions were made in reliance on the exemption from the registration requirements provided in section 4(2) of the Securities Act of 1933.

On February 17, 1999, we issued 2,000 shares of our common stock as an employee bonus. This transaction was made in reliance on the exemption from the registration requirements provided in section 4(2) of the Securities Act of 1933.

On June 17, 1999 we issued 1,000,000 shares of our common stock as compensation for services rendered. This transaction was made in reliance on the exemption from the registration requirements provided in section 4(2) of the Securities Act of 1933.

On June 30, 1999, we issued 893,000 shares of our common stock pursuant to the Agreement and Plan of Merger with Clean Water.

Item 5. Indemnification of Directors and Officers.
Our Amended and Restated Certificate of Incorporation eliminates the liability of our directors, officers, and trustees to the fullest extent permitted by
Section 145 of the Delaware General Corporation Law ("DCGL"), as the same may be amended from time to time.

Section 145(a) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue, or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to his official capacity and as to action in another capacity while holding such office; that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person; and that the corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under such Section 145.

                     NU ELECTTRIC CORPORATION & SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 27, 1999

                     NU ELECTRIC, CORPORATION & SUBSIDIARIES

                        CONSOLIDATED FINANCIAL STATEMENTS

                                  JUNE 27, 1999

                                TABLE OF CONTENTS




                                                              Page
                                                              ----

Independent Auditor's Report                                  F-1


Consolidated Financial Statements:

         Balance Sheet                                        F-2

         Statement of Operations                              F-3

         Statement of Stockholder's Equity (Deficiency)       F-4

         Statement of Cash Flows                              F-5

         Notes to Financial Statements                      F-6-9


Consolidating Supplementary Information:

         Independent Auditor's Report on
           Supplementary Information                         F-10

         Schedule of Selling, General and
           Administrative Expenses                           F-11

To The Stockholders And Directors
Nu Electric, Corporation & Subsidiaries
Tarpon Springs, Florida  34689


                          INDEPENDENT AUDITOR'S REPORT


We have audited the accompanying consolidated balance sheet of NU ELECTRIC, CORPORATION & SUBSIDIARIES, as of June 28, 1998 and June 27, 1999 and the related consolidated statements of operations, retained earnings, stockholder's equity (deficiency) and cash flows for the fifty two weeks then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. A audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NU ELECTRIC, CORPORATION & SUBSIDIARIES, as of June 28, 1998 and June 27, 1999, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.




                                      /s/ Acquavella, Chiarelli, Shuster & Co.



Iselin, New Jersey
July 21, 1999


                     NU ELECTRIC, CORPORATION & SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                      JUNE



           ASSETS
                                                                                           June 28,            June 27,
                                                                                            1998                1999
                                                                                            ----                ----
    Cash                                                                               $     8,582         $    16,483
    Deposits                                                                                   925                 925
    Property and equipment (net) (note 2)                                                   15,798              12,638
                                                                                       -----------         -----------

                                                                                           $25,305             $30,046
                                                                                       ===========         ===========



           LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

    Due to officer                                                                     $    25,000         $    15,000
    10% convertible note payable (note 3)                                                    5,000                   -
                                                                                       -----------         -----------

           Total liabilities                                                                30,000              15,000
                                                                                       -----------         -----------

Stockholders' equity and deficiency
    Common stock - par value $.001
      Authorized 50,000,000 shares
      Issued and outstanding 2,917,855 shares                                               21,543              61,543
    Additional paid in capital                                                             761,158             763,158
    Accumulated deficit                                                                 (  787,396)         (  809,655)
                                                                                       -----------         -----------

           Total stockholders' equity (deficit)                                         (    4,695)         (   15,046)
                                                                                       -----------         -----------

                                                                                       $    25,305         $    30,046
                                                                                       ===========         ===========

            See accountants' report an notes to financial statements

                     NU ELECTRIC CORPORATION & SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF OPERATIONS



                                                                                         Fifty-two            Fifty-two
                                                                                        Weeks Ended          Weeks Ended
                                                                                       June 28, 1998        June 27, 1999
                                                                                       -------------        -------------
Revenues:

    Commissions                                                                          $  73,813
    Interest and dividends                                                                     411                    18
    Other income                                                                            23,379                21,303
                                                                                      ------------          ------------

           Total revenues                                                                   97,603                21,321
                                                                                      ------------          ------------


Operating Expenses:

    Salaries and related expenses                                                           20,293                     -
    Clearing expenses and commissions                                                       32,612                     -
    Depreciation/amortization                                                                   41                 3,160
    Rent                                                                                    10,834                 6,102
    Selling, general and administration                                                     58,621                34,318
                                                                                      ------------          ------------

    Total operating expenses                                                               122,401                43,580
                                                                                      ------------          ------------

    Net Income (loss)                                                                   ($  24,798)             ($22,259)
                                                                                      ============          ============

    Net income per common share                                                         ($ .012939)             ($.00584)
                                                                                      ============          ============


           See accountants' report and notes to financial statements.


                                      NU ELECTRIC CORPORATION & SUBSIDIARIES

                             CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY (DEFICIT)

                    FIFTY-TWO WEEKS ENDED JUNE 28, 1998 AND FIFTY-TWO WEEKS ENDED JUNE 27, 1999




                                                  C o m m o n  S t o c k
                                                  ----------------------
                                                                                        Additional
                                                 Number of              Par               Paid-In
                                                  Shares               Value              Capital
                                                  ------               -----              -------
                                                                                                             Deficit
Balance - June 27, 1997                           1,107,397           $21,543             $758,736           ($762,598)

Net income (loss)                                   799,000                 -                2,422           (  24,798)
                                               ------------       -----------          -----------         -----------

Balance - June 28, 1998                           1,906,397            21,543              761,158           ( 787,396)

Net income (loss)                                 1,011,458            40,000                2,000           (  22,259)
                                               ------------       -----------          -----------         -----------

Balance - June 27, 1999                           2,917,855           $61,543             $763,158           ($809,655)
                                               ============       ===========          ===========         ===========


                See accountants' report and financial statements.


                                      NU ELECTRIC, CORPORATION & SUBSIDIARIES

                                       CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                                         Fifty-two           Fifty-two
                                                                                        Weeks Ended         Weeks Ended
                                                                                       June 28, 1998       June 27, 1999
                                                                                       -------------       -------------
Cash flows from operating activities:

Net income/(loss)                                                                        (  24,798)          (  22,259)
    Adjustment to reconcile net loss to
     net cash used in operations:
    Depreciation and amortization                                                               41               3,160
(Increase) decrease in due from brokers and dealers                                         13,227                   -
    (Increase) decrease in deposits,
     prepaid expenses and other assets                                                       8,943                   -
    Increase (decrease) in accounts payable and
     accrued expenses                                                                    (  39,702)                  -
                                                                                      ------------       -------------

Net cash provided (used) by operating activities                                         (  42,289)          (  19,099)
                                                                                      ------------       -------------

Cash flows from investing activities:
    Increase in additional paid in capital                                                   2,422
                                                                                      ------------

Net cash provided (used) by investing activities                                             2,422
                                                                                      ------------

Cash flows from financing activities:
    Proceeds from the issuance of 1,000,000
     shares of common stock                                                                      -              40,000
    Decrease in 10% convertible notes payable                                            (  40,000)          (   3,000)
    (Increase) decrease in due from officers                                                32,880           (  10,000)
                                                                                      ------------       -------------

Net cash provided (used) by financing activities                                         (   7,120)             27,000
                                                                                      ------------       -------------

Net increase (decrease) in cash                                                          (  46,987)              7,901

Cash - beginning                                                                            55,569               8,582
                                                                                      ------------       -------------

Cash - ending                                                                             $  8,582             $16,483
                                                                                      ============       =============

Supplementary information:
-------------------------
    Increase in additional paid in capital $2,000.


           See accountants' report and notes to financial statements.

                     NU ELECTRIC, CORPORATION & SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 27, 1999



1.  Organization and Nature of Business:

           Escalator, Inc. was incorporated under the General Corporation laws of the state of Delaware on April 17, 1986. On April 22, 1998, a certificate of amendment was filed to change the name of the Corporation to Nu-Electric Corporation. The Company is a publicly traded Company which trades under the symbol NRGE. The Company owns 100% of Frank Communications Corp. and Escalator, Inc. (Pennsylvania). Escalator, Inc. (Pennsylvania) owns 100% of Escalator, Investments Inc. and Escalator Securities Inc.

           Escalator Securities Inc. a licensed broker dealer and market maker in securities. The Company is licensed by the Securities and Exchange Commission, various State security agencies and the National Association of Securities Dealers. On December 31, 1997 the Company surrendered its license. Frank Communications Corp. provides Financial Public Relations Services. The Company ceased operations in July of 1997. As of June 28, 1998 all subsidiaries have ceased doing business and are in the process of being dissolved. All significant intercompany transactions and balances have been eliminated.


2.  Summary of Significant Accounting Policies

           a.  Principals of Consolidation:
               ---------------------------
               The consolidated financial statements include the accounts of Nu-Electric Corporation (Delaware), its wholly-owned subsidiaries of Frank Communications Corp. and Escalator, Inc. (Pennsylvania). Also Escalator Investments, Inc. and Escalator Securities, Inc. both Pennsylvania corporations wholly owned by Escalator, Inc. (Pennsylvania). All significant intercompany transactions and balances have been eliminated.

           b.  Securities not Readily Marketable:
               ---------------------------------
               Securities not readily marketable represent securities which cannot be sold or offered due to arrangements, restrictions or other conditions applicable to the Company. The securities are listed at fair value as determined by Board of Directors and is unchanged for the period covered by the accompanying financial statements.

           c.  Property, Equipment, Depreciation and Amortization:
               --------------------------------------------------
               Property and equipment are stated at cost. Depreciation and amortization are provided using the straight-line and declining balance method over the estimated useful lives of the assets.

                     NU ELECTRIC, CORPORATION & SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 27, 1999




2.         Summary of Significant Accounting Policies (Continued)


           d.  Amortization of Debt Issuance Costs:
               ------------------------------------
               The company and its subsidiaries file a consolidated Federal income tax return. Investment tax credits, when applicable, are recorded as a reduction of Federal income tax in the year in which the credits are utilized.

           e.  Income Taxes:
               ------------
               Debt issue costs associated with the 10% convertible notes payable are being amortized over the term of the notes using the straight line method which expired in 1997.

           f.  Income/(Loss) Per Common Share:
               ------------------------------
               The income or loss per common share is based on the weighted average number of shares outstanding (2,917,855). Fully diluted income/loss per share amounts are not presented because the exercise of the stock option and the conversion of the 10% convertible notes payable are anti-dilutive.

           g.  Statement of cash flows:
               -----------------------
               For purposes of the statement of cash flows, the Company considers all highly liquid accounts with a maturity of three months or less as cash equivalents.

           h.  Concentrations of Credit Risk:
               -----------------------------
               Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents. The company places its temporary cash investments with a quality, high credit financial institution. At times, such investments, along with the Company's cash balances with this institution, exceeded the current insured amount under the Federal Deposit Insurance Corporation.

           i.  Use of Estimates in Preparation of Financial Statements:
               -------------------------------------------------------
               The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                     NU ELECTRIC, CORPORATION & SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 27, 1999


3.         10% Convertible Notes Payable

           The Company issued $351,000 unsecured 10% convertible notes in June 1987. The notes matured on June 1, 1997. Holders of $306,000 worth converted their bonds to common stock at $1 per share, which was a discount from their previous conversion rate of $10 per share. Two bondholders holding $40,000 worth took a cash settlement. The remaining holder of $5,000 was repaid $3,000 in full settlement of the obligation prior to June 27, 1999.

4.         Income Taxes

           For income tax reporting, the Company and its subsidiaries have net operating loss carry forwards, and investment tax credit carry forwards available to reduce future Federal income taxes. If not used, the carry forwards will expire as follows:

               Year Ending               Federal Net           Investment
                 In June               Operating Loss         Tax Credits
                 -------               --------------         -----------

                  2000                                              $700
                  2001                       $32,835
                  2002                        54,000
                  2003                        71,000
                  2004                       183,000
                  2005                       160,000
                  2008                        33,713
                  2010                        13,569
                  2011                       121,290
                  2012                        24,259
                  2013                        22,259
                                            --------              ------

                                            $716,464                $700
                                            ========              ======

                     NU ELECTRIC, CORPORATION & SUBSIDIARIES

                          NOTES TO FINANCIAL STATEMENTS

                                  JUNE 27, 1999


5.  Capital Stock

           As of June 27, 1999, the Company issued an additional 750,000 shares of stock in connection with $30,000 expenses paid on behalf of Nu Electric, Corporation & Subsidiaries by an entity owned by one of the majority shareholders. In addition, in lieu of cash repayment of a $10,000 officer loan payable was converted to 250,000 shares of common stock.


6.  Subsequent Event - Business Combination

           On June 30, 1999, Nu Electric, Corporation & Subsidiaries, a Delaware Corporation entered into a merger agreement with Clean Water Technologies, Inc. , (CWT) a florida Corporation. The merger was accounted for by the pooling of interests method, where the 10,000,000 shares of outstanding common stock of CWT was converted to 893,000 shares of common stock of Nu Electric, Corporation & Subsidiaries. CWT had no assets, liabilities or income of any kind, character or description at the time of the merger, and accordingly there was no effect on the revenues and earnings reported. CWT holds a license for a technology developed at USF (University of South Florida) to remove arsenic from drinking water.

                                     [LOGO]


Stockholders and Directors
Nu Electric, Corporation & Subsidiaries
Tarpon Springs, Florida  34689





                         INDEPENDENT AUDITOR'S REPORT ON
                     CONSOLIDATING SUPPLEMENTARY INFORMATION


Our audits of the consolidated financial statements included in the preceding section of this report were directed to the consolidating supplementary information as of June 27, 1999 and the June 28, 1998, and for the fifty-two weeks then ended, presented in the following section of this report has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements. This information, while not considered necessary for fair presentation of the consolidated financial position, results of operations and cash flows of the Company and its subsidiaries, is in our opinion, fairly stated in all material respects in relation tot he consolidated financial statements taken as a whole.




                                   /s/ Acquavella, Chiarelli, Shuster & Co.

                     NU ELECTRIC, CORPORATION & SUBSIDIARIES

            SCHEDULE OF SELLING, GENERAL AND ADMINISTRATIVE EXPENSES


                                                   Fifty-two                 Fifty-two
                                                  weeks ended               weeks ended
                                                 June 28, 1998             June 27, 1999
                                                 -------------             -------------
Dues and subscriptions                             $12,264                    $1,945
Fines litigation and assessments                     1,939                         -
Insurance         2,603                                  -
Legal and accounting                                22,106                     4,274
Office expense and supplies                          4,818                     8,642
Sales, promo, auto and travel                        8,748                    12,320
Taxes, licenses and filing fees                      3,702                     1,854
Telephone and utilities and maintenance              2,441                     5,283
                                                  --------                  --------

                                                   $58,621                   $34,318
                                                  ========                  ========

           See accountants' report and notes to financial statements.

                                  EXHIBIT INDEX


EXHBIT #                   ITEM                                             Page

   2.1                     Acquisition of Escalator, Inc.*

   2.2                     Lone Pine Resources, Inc. Merger*

   2.3                     Agreement and Plan of Spinoff*

   2.4                     Acquisition of Clean Water Technologies, Inc.*

   3.1                     Articles of Incorporation*

   3.2                     Bylaws*

   4                       Share Certificate*

   21                      Subsidiaries of the Registrant*

   27                      Financial Data Schedule*


* Previously filed.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     NU ELECTRIC CORP.

                                                     /s/ Laurie Scala
                                                     ---------------------------
                                                     By: Laurie Scala, President
 Date: 10/13/99



                                       18